Exhibit 16.1

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KPMG LLP	Telephone	816 802 5200
Suite 1100	Fax	816 802 5400
1000 Walnut Street	Internet	www.us.kpmg.com
Kansas City, MO 64106-2162

March 1, 2007

United States Securities and Exchange Commission

Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for the Aquila, Inc. Retirement Investment Plan (the Plan) and, under the date of June 21, 2006, we reported on the financial statements of the Plan as of and for the years ended December 31, 2005 and 2004. On March 1, 2007, we were dismissed. We have read the Plan’s statements included under Item 4.01 of its Form 8-K dated March 1, 2007, and we agree with such statements, except that we are not in a position to agree or disagree with the Plan’s statement that Mayer Hoffman McCann P.C. was not engaged regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on the Plan’s financial statements.

Very truly yours,

/s/ KPMG LLP